UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 GSI Group Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    36229U102
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                                 (CUSIP Number)

                        Tennenbaum Capital Partners, LLC
                          2951 28th Street, Suite 1000
                         Santa Monica, California 90405
                                 (310) 566-1000

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 19, 2009
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 5 Pages)


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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 5 Pages
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     1        NAME OF REPORTING PERSON

              Tennenbaum Capital Partners, LLC (1)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS

              AF
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 1,325,135 shares
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                1,325,135 shares
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,325,135 shares
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     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.8% (2)
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     14       TYPE OF REPORTING PERSON
              IA, OO
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(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, INTER
ALIA, Special Value Opportunities Fund, LLC, a Delaware limited liability company ("SVOF"), Special Value Expansion Fund, LLC, a Delaware limited liability company ("SVEF"), Special Value Continuation Partners, LP, a Delaware limited partnership ("SVCP"), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership ("TOP V"), which are the registered holders of shares of Common Stock of GSI Group Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2) Based on 47,591,899 shares of Common Stock of GSI Group Inc. outstanding as set forth by GSI Group Inc. in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on October 23, 2008.


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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 5 Pages
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ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original
Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.


ITEM 4.       PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On November 19, 2009, the Reporting Person (or its affiliates) and certain of the other Noteholders (the "Consenting Noteholders") entered into a Noteholder Restructuring Plan Support Agreement (the "Plan Support Agreement") with the Issuer, the Subsidiary and certain of their subsidiaries and affiliates (together, the "Issuer Parties"), under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to a chapter 11 plan of reorganization, the terms of which are substantially similar to those set forth in the Term Sheet. The commitment to support the restructuring is contingent, among other things, upon receipt of a bankruptcy court approved Disclosure Statement (as defined in the Plan Support Agreement) and other solicitation materials in support of the Plan.

     Pursuant to the Plan Support Agreement, the Noteholders party thereto agreed, among other things subject to certain exceptions, (i) to vote all claims or shares it holds or asserts against the Issuer Parties in favor of the Plan (as defined in the Plan Support Agreement), (ii) not to object to confirmation of the Plan or object to or otherwise commence any proceeding to oppose or alter the Plan or support an alternative plan, and (iii) not to withdraw, change or revoke its vote with respect to the Plan, except as otherwise provided in the Plan Support Agreement, and (iv) except as otherwise permitted in the Plan Support Agreement, not to take any other action that would materially prevent or delay the consummation of the restructuring contemplated by the Plan Support Agreement.

     The Plan Support Agreement is subject to termination upon the occurrence of certain events, including, without limitation, (i) at the option of 66 2/3% of Consenting Noteholders (the "Required Noteholders"), upon the failure of the Issuer Parties to take certain actions by specified milestone dates, (ii) at the option of the Issuer Parties or the Required Noteholders, if the bankruptcy court grants relief that is materially inconsistent with the Plan Support Agreement or the Plan or (iii) at the option of the Required Noteholders, upon the occurrence of a Material Adverse Change (as defined in the Plan Support Agreement).

     This description of the Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Plan Support Agreement, a copy of which is referenced as Exhibit 6 hereto (which incorporates by reference

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 5 Pages
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Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November
20, 2009) and is incorporated herein by reference.

     As more fully described in the Plan, under the Plan the Notes will be exchanged for, among other things, New Senior Secured Notes (as defined in the Plan) and common stock of the reorganized Issuer. This description of the Plan is a summary only and is qualified in its entirety by reference to the Plan, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009.

     In addition, the 10th paragraph of Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Person (or its affiliates) and certain of the other Noteholders (the "Jointly Represented Noteholders") have jointly retained counsel in connection with their respective investments in the Notes to negotiate on behalf of the Jointly Represented Noteholders in connection with the restructuring of the Notes. Each Jointly Represented Noteholder will make an independent decision regarding any proposal to or from the Issuer relating to its investment in the Notes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in Item 4 above, on November 19, 2009, the Consenting Noteholders entered into the Plan Support Agreement with the Issuer Parties, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to a chapter 11 plan of reorganization a copy of which is referenced as Exhibit 6 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009) and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

6. Noteholder Restructuring Plan Support Agreement, dated as of November 19, 2009, by and among the Consenting Noteholders and the Issuer Parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 20, 2009).

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CUSIP No.  36229U102            SCHEDULE 13D        Page 5 of 5 Pages
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                                    Signature

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: November 20, 2009

            TENNENBAUM CAPITAL PARTNERS, LLC,
            A DELAWARE LIMITED LIABILITY COMPANY

            By: /s/ Elizabeth Greenwood
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                Name:  Elizabeth Greenwood
                Title:  General Counsel & Chief Compliance Officer